EXHIBIT 6.2

EMPLOYMENT AGREEMENT

BETWEEN

FIRST SENTRY BANK, INC.,

FIRST SENTRY BANCSHARES, INC.

AND

GEOFFREY S. SHEILS

EFFECTIVE DECEMBER 1, 2015

I.	EMPLOYMENT		3

II.	DUTIES AND RESPONSIBILITIES		3
	A.	Chairman and Chief Executive Officer of First Sentry	3
	B.	Full Time Employment – Best Efforts	3

III.	TERM; EXTENSIONS; SEPARATION FROM SERVICE DEFINED		4
	A.	Term of Employment	4
	B.	Automatic Extensions	4
	C.	Extensions Until Fully Performed	4
	D.	Separation from Service	5

IV.	SEPARATION FROM SERVICE BY FIRST SENTRY OR SHEILS		5
	A.	Mutual Agreement	5
	B.	Death	5
	C.	Disability	6
	D.	For Cause	6
	E.	Change in Control	6
	F.	Breach by First Sentry	6
	G.	Insolvency, Etc	6
	H.	Resignation	7

V.	COMPENSATION AND REIMBURSEMENTS		7
	A.	Base Salary; Average Base Salary	7
	B.	Incentive Pay; Average Incentive Pay	7
	C.	Fringe Benefits	7
	D.	Club and Organization Membership and Dues	8
	E.	Business Expenses	8
	F.	Termination Payments	8
	G.	Payments Made in Compliance with Code Section 409A	11

VI.	ADDITIONAL PAYMENT BY FIRST SENTRY		11
	A.	Change of Control Payment	11
	B.	Gross-Up Payment	12
	C.	Determination of Gross-Up Payment	12

VII.	NONCOMPETITION AND NONSOLICITATION		13

VIII.	CONFIDENTIAL INFORMATION		14

IX	ARBITRATION		15

X.	MISCELLANEOUS PROVISIONS		16
	A.	Notices	16
	B.	Prior Agreements	16
	C.	Amendments	17
	D.	Governing Law	17
	E.	Headings	17
	F.	Severability of Provisions	17
	G.	Indemnification	17
	H.	Authority to Execute Documents	17
	I.	Waiver of Breach	17
	J.	Binding Effect and Assignability	18

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EMPLOYMENT AGREEMENT

BETWEEN

FIRST SENTRY BANK, INC.,

FIRST SENTRY BANCSHARES, INC.

AND

GEOFFREY S. SHEILS

THIS EMPLOYMENT AGREEMENT ("Agreement"), made and entered into effective as of the 1st day of December, 2015, by and between Geoffrey S. Sheils ("Sheils"), First Sentry Bank, Inc., a state banking corporation ("First Sentry") and First Sentry Bancshares, Inc., a West Virginia corporation and bank holding company ("Holding Company”). This Agreement represents the entire agreement between the parties, and all prior representations, promises, agreements or statements are merged with and into this document.

WITNESSETH:

WHEREAS, Sheils is President, Chief Executive Officer and a Director of both First Sentry and Holding Company, and

WHEREAS, the Board of Directors of First Sentry and Holding Company believe that it is in the best interests of both First Sentry and Holding Company to enter into this Agreement with Sheils to ensure continuity of leadership and to ensure that First Sentry and Holding Company will have the benefit of his services as an employee of both First Sentry and Holding Company for a reasonable period of time in the future, and

WHEREAS, Sheils is willing to provide the herein described services to First Sentry and Holding Company.

WHEREAS, this document reflects the terms of the Agreement.

NOW, THEREFORE, for and in consideration of the premises, their mutual promises, and the other good and valuable consideration herein specified, the receipt of which is hereby acknowledged by the parties hereto, the parties agree as follows:

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I.           EMPLOYMENT

First Sentry and Holding Company employ Sheils and Sheils accepts employment as President and Chief Executive Officer of First Sentry and Holding Company. All employment shall be in accordance with and subject to the terms and conditions of this Agreement and is sometimes herein referred to as the "Employment."

II.          DUTIES AND RESPONSIBILITIES

A.           Chief Executive Officer of First Sentry and Holding Company. Sheils, as President and Chief Executive Officer of First Sentry and Holding Company, shall report to and shall be responsible only to the Board of Directors of First Sentry and Holding Company, as the case may be. He shall have direction and control of the duties and responsibilities of all other First Sentry and Holding Company officers and employees and the independent authority to terminate their employment in his discretion, regardless of the title or position of any such other officer or employee. Notwithstanding the foregoing, the Chairmen of the Board of First Sentry and Holding Company may also terminate their respective employees after consultation with Sheils. First Sentry's and Holding Company's Internal Auditors shall also report and be responsible to the respective Board of Directors of First Sentry and Holding Company. As President and Chief Executive Officer, Sheils will perform all the duties and shall have all the responsibilities normally imposed upon and held by the Chief Executive Officer of a bank and a bank holding company. Sheils shall have the duty and responsibility of carrying out and executing the business policies of First Sentry and Holding Company as established from time to time by their respective Board of Directors, and he shall have such other specific duties and responsibilities relating to First Sentry and Holding Company as may be assigned to him from time to time by their respective Board of Directors.

B.           Full Time Employment - Best Efforts. Sheils shall devote full time and his best efforts at all times to the performance of his duties for First Sentry and Holding Company. He shall not be employed by, nor shall he devote any of his time and efforts to the furtherance of interests of any other person, firm or corporation except First Sentry and Holding Company, their affiliates and subsidiaries and such other entities as may be approved by both the Board of Directors of First Sentry and Holding Company. Nothing herein shall preclude Sheils' management of his personal investment portfolio, or serving on the board of directors of any charitable or for profit organization not engaged in the business of banking. It is contemplated that Sheils shall serve in banking, business, civic and social activities that will consume some part of his time and efforts, and such activities are encouraged and expected by First Sentry and Holding Company as part of Sheils' position with First Sentry and Holding Company and as part of the banking, business, civic and social communities of Huntington, West Virginia, the surrounding areas and the State of West Virginia. The provisions of this Agreement are not intended to restrict such activities by Sheils so long as such activities do not unreasonably interfere with his duties and responsibilities as defined in this Agreement.

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III. TERM; EXTENSIONS; "SEPARATION FROM SERVICE" DEFINED

A.           Term of Employment. The term of employment of Sheils by First Sentry and Holding Company shall be until November 30, 2017, and this Agreement shall remain in force and effect during such period unless sooner terminated or extended as provided herein.

B.           Automatic Extensions. The term of this agreement shall automatically extend for successive two (2) year terms unless First Sentry or Sheils shall give the other party notice of non-renewal at least sixty (60) days prior to the expiration of the then existing term. In case First Sentry gives notice of non-renewal the provisions of Article VII shall not apply.

C.           Extensions Until Fully Performed. The term of this Agreement shall also extend until all obligations under this Agreement have been fully performed by Sheils, First Sentry and Holding Company.

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D.           “Separation from Service” means a termination of the services provided by a Shiels to Company, whether voluntarily or involuntarily, other than by reason of death or disability, as determined by Company in accordance with Section 1.409A-1(h) of the Treasury Regulations, or any subsequent guidance. If Sheils provides services to Company as an employee, a Separation from Service shall occur when Shiels has experienced a termination of employment with Company. Shiels shall be considered to have experienced a termination of employment when the facts and circumstances indicate that Shiels and Company reasonably anticipate that either (i) no further services will be performed for Company after a certain date, or (ii) that the level of bona fide services Shiels will perform for Company after such date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20% of the average level of bona fide services performed by Shiels (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to Company if Shiels has been providing services to Company less than 36 months). If Shiels is on military leave, sick leave, or other bona fide leave of absence, the employment relationship between the Shiels and Company shall be treated as continuing intact, provided that the period of such leave does not exceed six (6) months, or if longer, so long as Shiels retains a right to reemployment with Company under an applicable statute or by contract. If the period of a military leave, sick leave, or other bona fide leave of absence exceeds six (6) months and Shiels does not retain a right to reemployment under an applicable statute or by contract, the employment relationship shall be considered to be terminated for purposes of this Agreement as of the first day immediately following the end of such 6-month period. In applying the provisions of this subsection, a leave of absence shall be considered a bona fide leave of absence only if there is a reasonable expectation that Shiels will return to perform services for Company.

IV.          SEPARATION FROM SERVICE BY FIRST SENTRY OR SHEILS

So long as Sheils shall remain employed by First Sentry under this Agreement he shall likewise be employed by Holding Company as provided herein. The employment of Sheils may be terminated by any one of the following prior to the expiration of its term (as may be extended), provided that unless otherwise agreed to by the parties, all employment by both First Sentry and Holding Company shall be terminated simultaneously and termination of employment by First Sentry or Sheils as hereinafter provided shall automatically terminate employment with the Holding Company, in which case Sheils shall be entitled to (so long as the termination of employment is a Separation from Service) the benefits due and payable upon termination set forth elsewhere herein:

A.           Mutual Agreement. By mutual agreement of First Sentry and Sheils upon such terms and conditions as they may agree.

B.           Death. Automatically upon the death of Sheils.

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C.           Disability. By First Sentry upon the legal disability of Sheils, which shall mean that Sheils shall be unable to perform his duties by reason of any mental or physical disability which is expected to last at least six (6) months or result in death, as certified by Sheils' physician and as approved by First Sentry.

D.           For Cause. By First Sentry for cause upon giving Sheils thirty (30) days advance notice of such termination, specifying the cause of termination. For purposes of this Agreement, "Cause" shall mean: (i) excessive absenteeism without approval of First Sentry not caused by disability; (ii) gross or willful neglect of duty resulting in substantial harm to First Sentry or Holding Company after Sheils has been given written direction and reasonable time to perform such duties; (iii) any acts or omissions on the part of Sheils which when proven constitute fraud or commission of any felonious criminal act involving the person or property of others or the public generally; or (iv) Sheils' negligence, malfeasance or misfeasance in the performance of Sheils' duties that can reasonably be expected to have a material adverse impact on the business of First Sentry, Holding Company or their affiliates, including but not limited to the reasonable financial objectives established by the Board of Directors of First Sentry or Holding Company.

E.           Change of Control. By Sheils upon a Change of Control as defined on Exhibit "A" attached hereto and made a part hereof, provided such termination by Sheils may only be exercised if Sheils gives notice of termination within five (5) months following the Change of Control and such termination is effective no later than six (6) months following the Change of Control.

F.           Breach by First Sentry or Holding Company. By Sheils in the event of a material breach by First Sentry or Holding Company of any of the terms or conditions of this

Agreement, in which ease the noncompetition and nonsolicitation provisions set forth in Section VII of this Agreement shall not apply.

G.           Insolvency, Etc. By Sheils, in the event of the business failure, insolvency, bankruptcy, or assignment for the benefit of creditors of or by First Sentry or Holding Company, in which case the noncompetition and nonsolicitation provisions set forth in Section VII of this Agreement shall not apply.

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H.           Resignation. By Sheils upon at least one hundred twenty (120) days prior written notice. A resignation that meets the requirements of Section E above (in connection with a Change of Control) shall be deemed a termination in accordance with that section.

V.         COMPENSATION AND REIMBURSEMENTS

A.           Base Salary; Average Base Salary. First Sentry shall pay Sheils for his service to both First Sentry and Holding Company, a base salary at an annual rate not less than $292,240, payable in equal semi-monthly installments (the "Base Salary"). Sheils' performance shall be evaluated by the Chairman of the Board or a committee of the Board of First Sentry at least once each twelve month period, and such evaluation shall be the basis of determining whether the compensation payable to Sheils shall be increased. Base Salary shall be adjusted to reflect any increase in compensation above the initial base salary in effect for that year. No decreases in the Base Salary shall be permitted during the term.

For purposes of this Agreement, "Average Base Salary" shall be the average of Base Salary over the last five (5) full calendar years as reported to the Internal Revenue Service for each year.

B.           Incentive Pay; Average Incentive Pay. In addition to the Base Salary herein provided for, Sheils may be entitled to receive incentive or bonus compensation from First Sentry as determined annually by the Chairman of the Board or a committee of the Board of First Sentry, at which time such payments shall be deemed to have accrued. Sheils' incentive or bonus compensation, if any, shall be in the sole and absolute discretion of the Chairman of the Board or the committee, For purposes of this Agreement (see Article V, Section F), "Average Incentive Pay" shall be the average of incentive payments and bonuses payable to Sheils over the last five (5) full calendar years as reported to the Internal Revenue Service for each year.

C.           Fringe Benefits. First Sentry shall afford to Sheils all fringe benefits afforded to other First Sentry officers, such as pension, life insurance, health and accident insurance benefits, vacation and sick leave; provided, however, that nothing herein shall preclude First Sentry from providing benefits in excess of those provided to other First Sentry officers. First Sentry shall provide health and accident insurance for Sheils' spouse and dependent children. First Sentry may alter, amend or terminate such fringe benefits (as applied to all Shiels) at any time in its discretion.

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D.           Club and Organization Membership and Dues. First Sentry shall maintain the cost of stock or membership certificate and the cost of the initiation fee for memberships for a family (general membership) in one or more country clubs in the trade areas of First Sentry, which Sheils shall select, plus dues, assessments and other costs of maintaining such memberships. First Sentry shall also pay Sheils' membership fees and dues in banking, business, civic, professional (including continuing professional education requirements to maintain his certified public accountant's license), and social organizations in which Sheils is a participating member.

E.           Business Expenses. First Sentry shall reimburse Sheils for all reasonable expenses incurred by Sheils in carrying out his duties and responsibilities, including furnishing an automobile of Sheils' choice for use by Sheils, with the costs of purchase, maintenance and operation to be borne by First Sentry.

F.           Termination Payments. Subject to the provisions of Article V, Section G of this Agreement, in the event of termination of Sheils' employment prior to expiration of the Term (as may be extended) of this Agreement or if First Sentry gives notice of non-renewal, Sheils or his family shall be compensated as follows:

1.          If terminated and Sheils shall Separate from Service under Article IV, Section A of this Agreement (mutual agreement), then such amount as the parties shall agree in writing; provided, that any such written mutual agreement, if required to be aggregated for Code Section 409A purposes with this Agreement or any other agreement between Sheils and First Sentry, Holding Company, or any affiliate, shall not cause this Agreement to violate Code Section 409A or the regulations and guidance issued thereunder.

2.          If either terminated automatically under Article IV, Section B (death) of this Agreement, or if Sheils shall Separate from Service under Article IV, Section C (disability), then First Sentry shall pay Sheils (or his family or estate) in a lump sum an amount equal to Average Base Salary, plus an amount equal to Average Incentive Pay. If terminated because of Sheils' death, to the extent permitted under the Code and ERISA, upon proper election by Sheils' spouse and dependent children (if any), First Sentry shall pay to Sheils an amount equal to one (1) year’s worth of the cost of premiums for continuation coverage under Code section 4980B under the First Sentry group medical plan. This amount shall be paid as a single lump sum payment no later than March 15th of the year following the year of termination.

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3.          If terminated and Sheils shall Separate from Service under Article IV, Section D(iv) (one of the “cause” termination events), then First Sentry shall pay Sheils in a lump sum an amount equal to the Average Base Salary, plus an amount equal to Average Incentive Pay.

4.          If terminated and Sheils shall Separate from Service under Article IV, Section D(i) - (iii) (multiple of the “cause” termination events), or any combination of D(i), (ii), or (iii) (regardless of whether such termination could also qualify under D(iv)), or if voluntarily terminated by Sheils by resignation (Article IV, Section H) or non-renewal (Article III) and Sheils shall Separate from Service, and there is no material breach by First Sentry, First Sentry shall pay Sheils' Base Salary in effect for the year in which termination occurs, only for such period of his active full-time employment to the effective date of the termination and any accrued but unpaid incentive pay or bonuses.

5.          If terminated and Sheils shall Separate from Service pursuant to Article IV, Section F (material breach by First Sentry or Holding Company), then First Sentry shall pay Sheils in a lump sum an amount equal to two and ninety-nine one hundreths (2.99) times Average Base Salary, plus an amount equal to two and ninety-nine one hundreths (2.99) times Average Incentive Pay.

6.          If terminated by Sheils and Sheils shall Separate from Service pursuant to the provisions of Article IV, Section E following a Change of Control, Sheils shall be entitled to Base Salary up to the effective date of termination and any accrued but unpaid incentive pay or bonuses in addition to the payments provided in Article VI.

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7.          If terminated by First Sentry and Sheils shall Separate from Service as a result of non-renewal pursuant to Article III of this Agreement or by Sheils pursuant to Article IV, Section G, First Sentry shall pay Sheils an amount equal to Average Base Salary, plus an amount equal to Average Incentive Pay, all of which shall be provided by First Sentry with its notice of non-renewal.

8.          The payments provided for in the event of Sheils' separation are in the nature of additional compensation and liquidated damages and upon a Separation from Service, Sheils shall have no obligation to mitigate damages incurred by him in connection with such Separation from Service and he shall be absolutely entitled to receive said payments. Upon separation, First Sentry and Holding Company shall not be liable to Sheils for any further payments for other damages or compensation, except liabilities to Sheils incurred or accrued prior to Separation from Service under Article V of this Agreement.

9.          Six-Month Delay. As noted in Section V(G) below, all payments to Sheils upon a Separation from Service are intended to be exempt from the application of Code Section 409A as all amounts are paid or payable to Sheils are payable by March 15th of the year following the year in which such amounts are no longer subject to a substantial risk of forfeiture (or such amounts are designed to fit within another exemption to the application of Code Section 409A). Notwithstanding any other provisions of this Article V Section F, or any other provision of this Agreement or any attached Exhibit hereto, if Sheils is a Specified Employee (within the meaning of Code Section 409A) on Sheils' date of Separation from Service, and it is determined that any of the amounts due to Sheils under any provision of this Agreement or any attached Exhibit hereto upon a Separation from Service constitute deferred compensation (within the meaning of Code Section 409A), such payment shall be delayed as follows so as to comply with the requirements of Code Section 409A and the regulations and guidance issued thereunder. If such payment of deferred compensation is scheduled to be made within six months after Sheils' date of Separation from Service, other than by death, then such payment shall instead be made on the date which is six months after such Separation from Service of Sheils (other than by death); provided further, however, that in the case of any payment of deferred compensation which is to be made in installments, with the first such installment to be paid on or within six months after the date of Separation from Service other than by death, then in such event all such installments which would have otherwise been paid within the date which is six months after such Separation from Service of Sheils (other than by death) shall be delayed, aggregated, and paid, notwithstanding any other provision of this Agreement or any attached Exhibit hereto, on the date which is six months after such Separation from Service of Sheils (other than by death), with the remaining installments to continue thereafter until fully paid hereunder or under any attached Exhibit hereto, as the case may be.

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G.           Intended Exemption from Code Section 409A. It is the intention of Sheils, First Sentry, and Holding Company that this Agreement is to be exempt from the application of Section 409A of the Code and the regulations and guidance thereunder. Accordingly, each payment to be made under Article V, Sections F.1 through F.7, (the "Termination Payments," or each individually a "Termination Payment") resulting from Sheils' Separation from Service, remains subject to a substantial risk of forfeiture until such time as the event giving rise to the Termination Payment. Upon the occurrence of the event giving rise to the Termination Payment, the Termination Payment shall be made no later than March 15th of the calendar year following the date in which the event giving rise to the Termination Payment occurred, or the Termination Payment shall separately meet an exemption from the application of Code Section 409A. In the event that there is a determination that any of the Termination Payments are in fact subject to the application of Code Section 409A, or any guidance issued thereunder, such payments shall be made in accordance with the requirements of Code Section 409A and any applicable guidance thereunder.

VI.          CHANGE OF CONTROL; ADDITIONAL PAYMENT BY FIRST SENTRY

A.           Change of Control Payment. Within a period of thirty (30) days following a Change of Control, as defined on Exhibit "A", Sheils shall be paid an amount equal to two and ninety-nine one hundredths (2.99) times Sheils' Average Base Salary determined immediately prior to the date of the consummation of the Change of Control plus an amount equal to two and ninety-nine one hundredths (2.99) times Average Incentive Pay, in addition to all other rights he may have under the terms of this Agreement.

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B.           Gross-Up Payment. Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment or distribution by First Sentry, Holding Company or any of their subsidiaries and affiliates to or for the benefit of Sheils (whether paid or payable or distributed or distributable pursuant to this Agreement, between First Sentry, Holding Company and Sheils, or any other agreement, contract, plan or arrangement, but determined without regard to any additional payments required under this Article VI) (any such payments and distributions collectively referred to as "Payments"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any similar tax that may hereinafter be imposed or any interest and penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then First Sentry shall pay to Sheils an additional payment (the "Gross-Up Payment") equal to one hundred percent (100%) of the Excise Tax and one hundred percent (100%) of the amount of any federal, state and local income taxes and Excise Tax imposed on the Gross-Up Payment.

C.           Determination of Gross-Up Payment. All determinations required to be made under this Article VI, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by the firm of independent accountants selected by First Sentry to audit its financial statements (the "Accounting Firm") which shall provide detailed supporting calculations both to First Sentry and Sheils in good faith within a reasonable time period. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting a "change in control," Sheils shall appoint another recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the "Accounting Firm" hereunder). All fees and expenses of the Accounting Firm shall be borne solely by First Sentry. Any Gross-Up Payment, as determined pursuant to this Article VI, shall be paid to Sheils within 30 days of the receipt of the Accounting Firm's determination.

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VII.          NONCOMPETITION AND NONSOLICITATION.

In consideration of the covenants set forth herein, including but not limited to the payments set forth in Section V(F) and Article VI, Sheils agrees as follows:

A.           For a period of two (2) years after Sheils' employment with First Sentry is terminated for any reason other than for cause under Paragraph IV(D)(iv), the insolvency or bankruptcy of First Sentry or Holding Company [Paragraph IV(G)], the material breach by First Sentry or Holding Company [Paragraph IV(F)], or the non-renewal by First Sentry under Article III, Sheils shall not, directly or indirectly, engage in the business of banking in any county where First Sentry has operating offices or in Wayne County, WV, Putnam County, WV or Lawrence County, OH.

For a period of one (1) year after Sheils' employment with First Sentry is terminated for cause as set forth in Paragraph IV(D)(iv), Sheils shall not, directly or indirectly, engage in the business of banking in any county where First Sentry has operating offices or in Wayne County, WV, Putnam County, WV or Lawrence County, OH.

For purposes of this Paragraph VII(A), being engaged in the business of banking shall mean Sheils' engaging in any business or activity of any nature that is competitive with the business of First Sentry, Holding Company or their affiliates in the specified geographic area or Sheils' solicitation of business from clients with a primary or principal office in the specified geographic area.

B.           During Sheils' employment by First Sentry and for two (2) years after Sheils' employment with First Sentry is terminated for any reason other than for cause under Paragraph IV(D)(iv), the insolvency or bankruptcy of First Sentry, the material breach by First Sentry or Holding Company, or the non-renewal by First Sentry under Article III, Sheils shall not, on his own behalf or on behalf of any other person, corporation or entity, either directly or indirectly, solicit, induce, recruit or cause another person in the employ of the First Sentry, Holding Company or their affiliates to terminate his or her employment for the purpose of joining, associating or becoming an affiliate of Sheils in any business which is in competition with any business or activity engaged in by First Sentry, Holding Company or their affiliates.

For a period of one (1) year after Sheils' employment is terminated for cause as set forth in Paragraph IV(D)(iv), Sheils shall not on his own behalf or on behalf of any other person, corporation or entity, either directly or indirectly, solicit, induce, recruit or cause another person in the employ of First Sentry, Holding Company or their affiliates to terminate his or her employment for the purpose of joining, associating, or becoming affiliated with Sheils in any business that is in competition with any business or activity engaged in by First Sentry, Holding Company or their affiliates.

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C.           Sheils further recognizes and acknowledges that in the event of the Sheils' Separation from Service with First Sentry for any reason other than for cause under Paragraph IV(D)(iv), the material breach by First Sentry or Holding Company, or non-renewal by First Sentry under Article III, (1) a breach of the obligations and conditions set forth herein will irreparably harm and damage First Sentry and Holding Company; (2) an award of money damages may not be adequate to remedy such harm; and (3) considering Sheils' relevant background, education and experience, Sheils believes that he will be able to earn a livelihood without violating the foregoing restrictions. Consequently, Sheils agrees that, in the event that Sheils breaches any of the covenants set forth in this Section VII, First Sentry, Holding Company and/or their affiliates shall be entitled to both a preliminary and permanent injunction in order to prevent the continuation of such harm and to recover money damages, insofar as they can be determined, including, without limitation, all costs and attorneys' fees incurred by First Sentry, Holding Company and/or their affiliates in enforcing the provisions of this Section VII.

D.           In the event that this provision shall be deemed by any court or body of competent jurisdiction to be unenforceable in whole or in part by reason of its extending for too long a period of time, or too great a geographical area or over too great a range of activities, or is overly broad in any other respect or for any other reason, then in such event this Employment Agreement shall be deemed modified and interpreted to extend over only such maximum period of time, geographical area, or range of activity or otherwise, so as to render these provisions valid and enforceable, and as so modified, these shall be enforceable and enforced.

VIII.         CONFIDENTIAL INFORMATION.

Sheils shall not, during the term of this Agreement or at any time thereafter, directly or indirectly, publish or disclose to any person or entity any confidential information (other than a First Sentry or Holding Company employee entitled to know such confidential information) concerning the assets, customer/client lists, business or affairs of First Sentry, Holding Company and their affiliates, including but not limited to any trade secrets, financial data, employee or customer/client information or organizational structure. Notwithstanding the foregoing, nothing herein shall prevent Sheils from utilizing the knowledge and experience he has acquired in the banking industry.

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All files, records, documents, information, letters, notes, media lists, notebook and similar items relating to the business of First Sentry, Holding Company or their affiliates shall remain the exclusive property of First Sentry, Holding Company or their affiliates, as the case may be. Upon the expiration or earlier termination of this Agreement, or when requested by First Sentry, Holding Company or their affiliates, Sheils shall immediately deliver to First Sentry, Holding Company or their affiliates, as the case may be, all such files, computer data files, records, documents, information and other items in the possession of or under the control of Sheils.

All business produced by Sheils while in the employ of First Sentry and Holding Company is the exclusive property of First Sentry or Holding Company unless specifically excluded elsewhere in this Agreement. Sheils shall not, during the term of this Agreement or any time thereafter, intentionally interfere with any business or contractual relationship of First Sentry or Holding Company.

IX.          ARBITRATION.

Any dispute between the parties arising out of or with respect to this Agreement or any of its provisions or Sheils' employment with First Sentry or Holding Company, whether sounding in tort or contract, shall be resolved by the sole and exclusive remedy of binding arbitration, except for any claims involving injunctive relief for a breach or violation of Section VII of this Agreement. Sheils hereby waives his right to a jury trial and his right to receive noneconomic damages. Arbitration shall be conducted in Huntington, West Virginia, in accordance with the rules of the American Arbitration Association ("AAA"). First Sentry (for itself and Holding Company) and Sheils agree each to select one arbitrator from an AAA employment panel. Within ten days after selection of the second arbitrator, the two arbitrators shall promptly select a third arbitrator, The arbitration shall be conducted in accordance with the West Virginia Rules of Evidence and all discovery issues shall be decided by the arbitrator. The panel of arbitrators shall supply a written opinion and analysis of the matter submitted for arbitration along with the decision. The arbitration decision shall be final and subject to enforcement in the local circuit court.

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In any arbitration proceeding between the parties, the losing party shall pay to the prevailing party all reasonable expenses and costs including attorneys' fees incurred by the prevailing party. A party shall be considered a prevailing party if:

(i)          it initiated the arbitration and substantially obtained the relief it sought, either through a judgment or the losing party's voluntary action before arbitration (after it is scheduled) or judgment;

(ii)         the other party withdraws its action without substantially obtaining the relief it sought, or

(iii)        it did not initiate the arbitration and judgment is entered for either party, but without substantially granting the relief sought.

X.          MISCELLANEOUS PROVISIONS

A.           Notices. Whenever notices are given pursuant to this Agreement, or with relation to any matter arising hereunder, such notices shall be given to such parties at the address set opposite their name below, and shall be given in writing, by registered mail, return receipt requested:

First Sentry Bank, Inc. or	823 Eighth Street
First Sentry Bancshares, Inc.	Huntington, West Virginia 25701
Attention: Chairman of the Board

Geoffrey S. Sheils	142 Quail Ridge Road
Huntington, West Virginia 25701

B.           Prior Agreements. This Agreement represents the entire agreement between the parties, and all prior representations, promises or statements are merged with and into this document.

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C.           Amendments. Any amendments to this Agreement must be in writing and signed by all parties hereto, except for any increases in Base Salary which may be made unilaterally by First Sentry.

D.           Governing Law. The laws of West Virginia shall govern the interpretation and enforcement of this Agreement.

E.           Headings. The headings used in this Agreement are used solely for the convenience of the parties and are not to be used in construing or interpreting the Agreement.

F.           Severability of Provisions. The effect of a determination by a court of competent jurisdiction that one or more of the contract clauses is or are found to be unenforceable, illegal, contrary to public policy, or otherwise unenforceable, then this Agreement shall remain in full force and effect except for such clauses.

G.           Indemnification. To the fullest extent permitted under West Virginia law and federal banking law, First Sentry and Holding Company agree that they will, jointly and severally, indemnify and hold harmless Sheils from and against all costs and expenses, including without limitation, all court costs and attorneys' fees, incurred by him in defending any and all claims, demands, proceedings, suits or actions, actually instituted or threatened, by third parties, involving this Agreement, its validity or enforceability or with respect to any payments to be made pursuant thereto.

H.           Authority to Execute Documents. The undersigned representatives of First Sentry and Holding Company certify and represent that they are authorized to enter into its binding agreement with Sheils.

I.           Waiver of Breach. A waiver of a breach of any provision of the Agreement by any party shall not be construed as a waiver of subsequent breaches of that provision. No requirement of this Agreement may be waived except in writing by the party adversely affected.

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J.           Binding Effect; Assignability; and Assumption. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs and legal representatives, including any entity with which First Sentry or Holding Company may merge or consolidate, or to which either of them may transfer all or substantially all of their assets, or to which either of them may sell or dispose of their assets so that either would be left without a significant continuing business activity; the assumption of this Agreement shall be a condition precedent to the consummation of any such transaction. Insofar as Sheils is concerned, this Agreement, being personal, cannot be assigned as to performance or for any other purpose.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed as of the day first written above.

(Remainder of Page Left Intentionally Blank; Signatures on Following Page)

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FIRST SENTRY BANK, INC.

By:	/s/ Robert H. Beymer

Its:	Chairman

FIRST SENTRY BANCSHARES, INC.

By:	/s/ Robert H. Beymer

Its:	Chairman

/s/ Geoffrey S. Sheils
GEOFFREY S. SHEILS

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Exhibit A

CHANGE OF CONTROL

I.         For purposes of this Agreement, "Change of Control" means

(a)	A change of the ownership of First Sentry or Holding Company, which shall occur on the date that any one person, or more than one person acting as a group (as defined in paragraph of 26 C.F.R. § 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of First Sentry or Holding Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of such corporation; or

(b)	A change in the effective control of First Sentry or Holding Company, which shall occur only on either of the following dates:

(1)	The date any one person, or more than one person acting as a group (as determined under 26 C.F.R. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of First Sentry or Holding Company possessing 30 percent or more of the total voting power of the stock of First Sentry or Holding Company.

(2)	The date a majority of members of the First Sentry's or Holding Company's respective board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the First Sentry's or Holding Company's respective board of directors before the date of the appointment or election,

(c)	A change in the ownership of a substantial portion of the assets of First Sentry or Holding Company, which shall occur on the date that any one person, or more than one person acting as a group (as determined in 26 C.F.R. § 1.409A-3 (i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from First Sentry or Holding Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of First Sentry or Holding Company immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the First Sentry or Holding Company, as the case may be, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

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II.          It is the intention of the parties hereto that for purposes of this Agreement, "Change of Control" shall have the same meaning as "Change in Control" under 26 C.F.R. § 1.409A-3(i)(5). To the extent that the definition of "Change of Control" above is inconsistent with the definition of "Change in Control" under 26 C.F.R. § 1.409A-3(i)(5), the definition of "Change in Control" under 26 C.F.R. § 1.409A-3(i)(5) shall govern.

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